UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 9)

Under the Securities Exchange Act of 1934

ORBSAT CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68557F209

(CUSIP Number)

David Phipps

c/o Orbsat Corp

18851 NE 29th Avenue, Suite 700

(305) 560-5355

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557F209

1.	Names of Reporting Persons

David Phipps

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

UK

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 694,621 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 694,621 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

694,621 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

7.2% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Represents 393,288 shares of the Company’s common stock and 301,333 shares of the Company’s options exercisable within 60 days of January 5, 2022, to purchase 301,333 shares of common stock.

(2)	Based on 9,653,767 shares of the Company’s common stock outstanding as of January 5, 2022.

Item 1.	Security and Issuer

This Schedule 13D/A relates to shares of the common stock, $.0001 par value per share, of Orbsat Corp, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

Item 2.	Identity and Background

(a)	This statement is being filed by David Phipps (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is c/o Orbsat Corp, 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(c)	The Reporting Person is the President, Chief Executive Officer of Global Operations and Director of the Issuer. The Issuer’s address is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United Kingdom

Item 3.	Source and Amount of Funds or Other Consideration

On February 19, 2015, in connection with the Issuer’s share exchange agreement (the “Share Exchange Agreement”) with Global Telesat Communications Limited (“GTCL”) and the owners of GTCL, the Issuer issued the Reporting Person 392 shares of the Issuer’s common stock and 6,692,000 shares of Series E Preferred Stock, convertible into 5,948 shares of common stock with a 4.99% beneficial ownership blocker. On July 15, 2015, the Reporting Person transferred 230,000 shares of Series E Preferred Stock, pursuant to the Share Exchange Agreement. On December 29, 2015, the Issuer issued the Reporting Person 41 shares of the Issuer’s common stock upon the conversion of 46,223 shares of Series E Preferred Stock. On December 31, 2015, the Issuer issued the Reporting Person 7 shares of the Issuer’s common stock upon the conversion of 8,188 shares of Series E Preferred Stock. On November 2, 2016, the Issuer issued the Reporting Person 124 shares of the Issuer’s common stock upon the conversion of 139,573 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 16, 2016, the Issuer issued the Reporting Person options to purchase up to 889 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan (the “2014 Plan”) and are not governed by the 2014 Plan. The options have an exercise price of $112.50 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 444 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the 2014 Plan and are not governed by the 2014 Plan. The options have an exercise price of $112.50 per share, vest and are exercisable immediately, and have a term of 10 years.

On June 9, 2017, the Issuer issued the Reporting Person 102 shares of the Issuer’s common stock upon the conversion of 114,479 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 20, 2017, the Issuer issued the Reporting Person 527 shares of the Issuer’s common stock upon the conversion of 592,619 shares of Series E Convertible Preferred Stock held by the Reporting Person.

Also, on December 18, 2018, the Issuer issued the Reporting Person options to purchase up to 4,333 shares of common stock under the 2018 Plan. The options have an exercise price of $12.75 per share, are fully vested and expire on December 17, 2023.

On January 18, 2019, the Reporting Person received 2,229 shares of common stock, through a net exercise of options to purchase 4,333 shares of common stock. The Issuer withheld 2,105 shares of common stock for payment of the exercise price, using the closing stock price on January 17, 2019 of $26.25, pursuant to the terms of the 2018 Plan.

On May 20, 2019, the 9.99% beneficial ownership blocker for Series E Preferred Stock was amended and removed. On May 21, 2019, the Reporting Person converted 5,140,360 shares of Series E Preferred Stock into 4,569 shares of common stock.

On August 21, 2020, the Issuer issued the Reporting Person options to purchase up to 80,000 shares of common stock under the 2020 Equity Incentive Plan. The options have an exercise price of $1.00 per share, are fully vested and expire on August 20, 2030.

Also on August 21, 2020, the reporting person received 64,000 shares of common stock, thru a net exercise of options to purchase 80,000 shares of common stock . The Company withheld 16,000 shares of common stock for payment of the exercise price, using the grant price of $1.00, pursuant to the terms of the 2020 Equity Incentive Plan.

On December 31, 2020, the Issuer issued the Reporting Person options to purchase up to 300,000 shares of common stock under the 2020 Equity Incentive Plan. The options have an exercise price of $1.25 per share, are fully vested and expire on December 30, 2030.

On December 16, 2021, the Issuer issued the Reporting Person an award of 275,000 shares of restricted common stock of the Company under the 2021 Plan. All shares were fully vested.

On January 5, 2022, the Reporting Person acquired 46,297 shares of common stock pursuant to a private placement for $3.24 per share.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person has been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of January 5, 2022, the Reporting Person beneficially owns 694,621 shares of the Issuer’s common stock, or 7.2% of the Issuer’s outstanding shares. This represents 393,288 shares of common stock and options, exercisable within 60 days of January 5, 2022, to purchase 301,333 shares of common stock, and is based on 9,653,767 shares of the Issuer’s common stock outstanding as of January 5, 2021.

(b)

The Reporting Person is deemed to hold sole voting power over 393,288 shares of common stock and sole dispositive power over 694,621 shares of common stock, includes 301,333 shares of common stock issuable upon exercise of options. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

(c)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 19, 2015, in connection with the Issuer’s share exchange agreement (the “Share Exchange Agreement”) with Global Telesat Communications Limited (“GTCL”) and the owners of GTCL, the Issuer issued the Reporting Person 392 shares of the Issuer’s common stock and 6,692,000 shares of Series E Preferred Stock, convertible into 5,948 shares of common stock with a 4.99% beneficial ownership blocker. On July 15, 2015, the Reporting Person transferred 230,000 shares of Series E Preferred Stock, pursuant to the Share Exchange Agreement. On December 29, 2015, the Issuer issued the Reporting Person 41 shares of the Issuer’s common stock upon the conversion of 46,223 shares of Series E Preferred Stock. On December 31, 2015, the Issuer issued the Reporting Person 7 shares of the Issuer’s common stock upon the conversion of 8,188 shares of Series E Preferred Stock. On November 2, 2016, the Issuer issued the Reporting Person 124 shares of the Issuer’s common stock upon the conversion of 139,573 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 16, 2016, the Issuer issued the Reporting Person options to purchase up to 889 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan (the “2014 Plan”) and are not governed by the 2014 Plan. The options have an exercise price of $112.50 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 444 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the 2014 Plan and are not governed by the 2014 Plan. The options have an exercise price of $112.50 per share, vest and are exercisable immediately, and have a term of 10 years.

On June 9, 2017, the Issuer issued the Reporting Person 102 shares of the Issuer’s common stock upon the conversion of 114,479 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 20, 2017, the Issuer issued the Reporting Person 527 shares of the Issuer’s common stock upon the conversion of 592,619 shares of Series E Convertible Preferred Stock held by the Reporting Person.

On December 18, 2018, the Issuer issued the Reporting Person options to purchase up to 4,333 shares of common stock under the 2018 Plan. The options have an exercise price of $12.75 per share, are fully vested and expire on December 17, 2023.

On January 18, 2019, the Reporting Person received 2,229 shares of common stock, through a net exercise of options to purchase 4,333 shares of common stock. The Issuer withheld 2,105 shares of common stock for payment of the exercise price, using the closing stock price on January 17, 2019 of $26.25, pursuant to the terms of the 2018 Plan.

On May 20, 2019, the 9.99% beneficial ownership blocker for Series E Preferred Stock was amended and removed.

On May 21, 2019, the Reporting Person converted 5,140,360 shares of Series E Preferred Stock into 4,569 shares of common stock.

On August 21, 2020, the Issuer issued the Reporting Person options to purchase up to 80,000 shares of common stock under the 2020 Equity Incentive Plan. The options have an exercise price of $1.00 per share, are fully vested and expire on August 20, 2030.

Also on August 21, 2020, the reporting person received 64,000 shares of common stock, thru a net exercise of options to purchase 80,000 shares of common stock . The Company withheld 16,000 shares of common stock for payment of the exercise price, using the grant price of $1.00, pursuant to the terms of the 2020 Equity Incentive Plan.

On December 31, 2020, the Issuer issued the Reporting Person options to purchase up to 300,000 shares of common stock under the 2020 Equity Incentive Plan. The options have an exercise price of $1.25 per share, are fully vested and expire on December 30, 2030.

On December 16, 2021, the Issuer issued the Reporting Person an award of 275,000 shares of restricted common stock of the Company under the 2021 Plan. All shares were fully vested.

On January 5, 2022, the Reporting Person acquired 46,297 shares of common stock pursuant to a private placement for $3.24 per share.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 18, 2022	/s/ David Phipps
David Phipps